Filed by Saipem S.p.A.
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Subsea 7 S.A.
Commission File No.: 000-21742
Date: March 3, 2025

Proposed Combination of Saipem and Subsea7

Monday, 24 February 2025
10:00 CET

Proposed Combination of Saipem and Subsea7	Monday, 24th February 2025
Operator

Good morning and welcome to the joint Saipem and Subsea7 conference call

Yesterday, Saipem and Subsea7 announced that they have signed a Memorandum of Understanding for a full combination of their respective businesses with support from their Board of Directors as well as their reference shareholders

Please read thoroughly the disclaimer on page 2

The team for today’s presentation is composed of:

•	Ms. Elisabetta Serafin, Chairman of the Board of Directors of Saipem
•	Mr. Kristian Siem, Chairman of the Board of Directors of Subsea7
•	Mr. Alessandro Puliti, Chief Executive Officer of Saipem, and
•	Mr. John Evans, Chief Executive Officer of Subsea7

I’ll now hand you over to the first speaker, Mr Siem.

Kristian Siem - Chairman of the Board of Directors, Subsea7

Good morning everyone. I am pleased that we have announced an agreement, in principle, between Saipem and Subsea7 to merge the two companies for the following main reasons. The combination will give us a scale that is more in harmony with the magnitude of the projects in offshore energy, today and in the future, for oil and gas and renewable industries. We have successfully worked together on projects over many years, and our two organisations are highly compatible. The transaction offers a great opportunity for long-term planning with our clients, suppliers and subcontractors and to further improve our operational efficiency.

We expect improved cash flow, including from cost synergies, to underpin attractive shareholder returns. The merged company will have a strong balance sheet and achieve an investment grade credit rating. The transaction has been agreed by both Boards and the three main shareholders. This transaction marks a major milestone in the history of Subsea7. We merged with Halliburton in 2002, with Acergy in 2011 and now with Saipem, and we are building the company and shareholder value with a long -term outlook. We are confident in the outlook for our industry, and this combination makes us well prepared.
With that, I hand over to you, Elisabetta.

Elisabetta Serafin – Chairman of the Board of Directors, Saipem

Thank you, Kristian, and good morning to all of you. I am pleased to be here today too, and I'm very proud of the proposed transaction, which will create a leader in energy services, headquartered in Italy, with European roots and with a global footprint. The two largest shareholders of Saipem, ENI and CDP Equity, fully support the proposed transaction. I am confident that Saipem’s culture of excellence in engineering and execution will blend seamlessly with Subsea7 to create value for all stakeholders.

And now I hand over to Sandro. Congratulations.

Proposed Combination of Saipem and Subsea7	Monday, 24th February 2025
Alessandro Puliti – Chief Executive Officer, Saipem

Thank you Elisabetta, and good morning to all. Turning to slide four, Saipem and Subsea7 are both leading industry players and are highly complementary in terms of fleet capabilities, geographical presence and customers. The proposed combination of our two companies would therefore create a global leader in energy services, with comprehensive solutions to clients through integration across the value chain.

The combined company would have a global workforce of more than 45,000 people, in more than 60 countries, an expanded and diversified fleet on more than 60 construction vessels, with the ability to undertake a wide range of projects, from shallow water to ultra-deep water.

Saipem and Subsea7’s combined expertise would allow the development of cutting-edge solutions for complex projects through a strong focus on innovation and technology. The combined entity will be named Saipem7.

Turning to slide five. The transaction has a strong and compelling logic for both Saipem and Subsea7, with the potential to unlock material synergies, and the combined company would have a complementary set of capabilities, strong positioned to navigate future market environments. The envisaged transaction would be a cross-border combination, with Subsea7 shareholders receiving 6.688 Saipem shares for each Subsea7 share, representing a pro-forma ownership of 50-50 of the combined company.

Subsea7 would distribute to its shareholders an extraordinary dividend of €450 million immediately prior to completion of the transaction. Both companies’ largest shareholders have expressed their strong support for the transaction, and it is expected that Saipem and Subsea7 would enter into a binding merger agreement around mid-2025. Completion is currently anticipated to occur in the second half of 2026. We will cover, in more detail, aspects of governance and shareholder remuneration in the next slide.

Turning to slide six. Siem Industries, the largest shareholder of Subsea7, as well as ENI and CDP Equity, the largest shareholders of Saipem, have given their support to the successful completion of the merger. The combined company would be run as four businesses, with the combined offshore engineering and construction activity structured as a standalone legal entity, fully owned by Saipem7. The combined company will be listed on both the Milan and Oslo stock exchanges and headquartered in Milan, Italy. The offshore E&C business will be a separate legal entity to be headquartered in London, UK. Saipem7’s Board of Directors would have nine members, out of which three would be independently nominated by minority shareholders. The bylaws of the combined company are expected to provide for loyalty shares.

Proposed Combination of Saipem and Subsea7	Monday, 24th February 2025
Turning to slide seven. Saipem and Subsea7 are both major players in the offshore E&C and have complementary geographical footprints and business mixes. The proposed combination would be beneficial for both Subsea7 and Saipem’s clients, bringing together the respective strengths and creating a global leader in energy services. This will be achieved through improved subsea integration and product offering, including an increased ability to optimise project schedules for our clients, world-class expertise and experience, an expanded global reach and scale, and a stronger ability to foster innovation in subsea technologies.

Turning to slide eight. Saipem's portfolio is balanced between SURF and conventional activities, and Subsea7 portfolios is more focused on SURF projects. Subsea7 has a stronger position in offshore wind. In contrast, Saipem has more diversification between offshore drilling, floaters, onshore engineering and construction, and sustainable infrastructures. The combined company would strengthen its positioning across all the products by leveraging the highly complementary nature of Saipem and Subsea7’s fleet, with the full suite of technology for the current and future needs of the SURF, conventional and offshore wind industries.

I will now hand over to John to run through slide nine onwards.

John Evans – Chief Executive Officer, Subsea7

Thank you, Sandro. And turning to slide nine. There is limited overlap between Saipem and Subsea7 in terms of the key offshore engineering and construction customers and geographical focus. The combined company would benefit from an enlarged customer base and a stronger global presence, and clients will benefit from an enhanced service offering, improved project execution capabilities, a strengthened capital framework and investments in new technologies.

Turning to slide ten. The combination would create a global leader in offshore energy services with €20 billion of revenue, €2 billion of EBITDA and a combined backlog of €43 billion.

It will also have a proprietary fleet of more than 60 construction vessels, and a global organisation of over 45,000 people.

Pro forma leverage would remain relatively low at 0.6x net debt to EBITDA, and it is envisaged that the combined company would achieve investment grade credit ratings.

Turning to slide 11. Here we show the combined revenue, EBITDA and backlog breakdown. The offshore engineering and construction will represent the largest contributor to the combined company. In line with Saipem's current strategy, the onshore E&C division will be run with a focus on reducing overall risk and exposure and maximising project profitability. The offshore drilling division would continue to maximise EBITDA and cash flow.

Proposed Combination of Saipem and Subsea7	Monday, 24th February 2025
Turning to slide 12. The combination is expected to unlock some €300 million of annual cost and CAPEX synergies on a run-rate basis. The potential synergies are derived mainly from fleet optimisation, procurement, sales and marketing, and process efficiencies. The total one-time cost of achieving the synergies is estimated at approximately €270 million. The combination is also expected to have further synergistic effects due to a robust financial profile, with enhanced revenue visibility and cash flow generation, an improved business risk profile and an enlarged scale.

Turning to slide 13. The combination of Saipem and Subsea7 would create significant value for all stakeholders. Clients would benefit from more integrated solutions, a global presence and an enhanced service offering. Employees would benefit from more professional growth opportunities from a larger global group. The transaction would also maximise value for our investors with synergies, optimised allocation of capital across a broader complementary vessel fleet, access to a wider investor base and sources of capital, a solid balance sheet that's expected to support an investment grade credit rating, and an attractive shareholder remuneration policy. Post completion, Saipem7 is expected to distribute to shareholders at least 40% of its free cash flow after the repayment of lease liabilities.

And finally to slide 14. If the proposed transaction proceeds, it is expected that Saipem and Subsea7 enter into a binding merger agreement around mid-2025. Completion of the transaction would be subject to, inter alia, to the receipt of Saipem and Subsea7 shareholder approvals, obtaining the required government approvals and customary regulatory clearances, and the completion of the steps required for listing of the combined company shares on both the Milan and the Oslo stock exchanges. Completion is currently anticipated to occur in the second half of 2026.

Thank you for your attention. Sandro and I, together with Paolo and Mark, our respective CFOs, will now be happy to take questions over the phone line.

Proposed Combination of Saipem and Subsea7	Monday, 24th February 2025
Q&A

Operator: Thank you. As a reminder to ask a question, you will need to press *11  on your telephone and wait for your name to be announced. To withdraw your question, please press *11 again. We will now take our first question. Please stand by.

And the first question comes from the line of Mick Pickup from Barclays. Please go ahead. Your line is now open.

Mick Pickup (Barclays): Good morning, everyone, and congratulations. If I can be a bit cynical, if I may, obviously, M&A in this space often has been a bit restricted by not knowing exactly what's in the opposition's backlog. So can you just talk about the due diligence you've both done already? Obviously, there's some notable concerns around Saipem's backlog at the moment and some of its current execution. So what has been done on that?

And the second question, if I may, this is for John. John, I've known you for years and your offshore through and through. So what is it in Saipem's fleet that makes you excited at the moment? And why exactly do you think there's assets in there which you would need or would like to get hold of?

John Evans: Well, thank you, Mick. I'll take this question and – on the due diligence and the benefit of putting these two companies together. So we've done an element of due diligence. I think it's fair to say in the offshore engineering and construction sector, we're very familiar with each other's portfolios. We understand those businesses well on both sides. On a number of occasions we have bid against each other on those projects. So again, I think both companies feel relatively clear on what's in the portfolios and how those projects will move ahead. So that task has been done during the due diligence.

In terms of the other aspects of the businesses, Sandro and the team have shared with the Subsea7 team details of the different businesses, and we have looked at those and taken some external advice to assist us there in understanding the benefits of those businesses going forward.

I think to answer your more broader question you're asking us here, Mick, I think the benefits of bringing together these two companies are the very complementary natures of the work that we do in offshore engineering and construction. Our fleets are very compatible. Subsea7 is primarily a reel-based pipeline company. Saipem is primarily a J-lay and S-lay fleet, so very complementary. Saipem has trunklines, and we've seen on carbon capture projects the merits of linking together SURF and trunkline capability. And also the geographic fit that both Sandro and I covered earlier shows that, again, fitting these two companies together will allow our clients to have one global service provider that can provide everything from ultra-shallow water in the Middle East to ultra-deep water in some of the newer provinces there. So hopefully that should answer your question.

Proposed Combination of Saipem and Subsea7	Monday, 24th February 2025
Mick Pickup: Thank you.

Operator: Thank you. We will now take our next question. Please stand by. And the next question comes from the line of Haakon Amundsen from ABG Sundal Collier. Please go ahead. Your line is now open.

Haakon Amundsen (ABG Sundal Collier): Right. Congratulations, guys, and thank you for taking my question. If I can have two quick ones. First of all, obviously a large portion of the portfolio is the offshore E&C business. I was wondering, what would you think about in the longer term, the strategy of having these other segments where the combined company will have a less, kind of, key position, like offshore drilling, onshore E&C? So would they be spun out or are they key for the company going forward? So that's my first.

And the second one is when you look, kind of, post the current, you could say, legacy backlog from Saipem where there has been some risk, is there any structural differences in the margin potential between Subsea7 and Saipem? Thanks.

John Evans: Thank you, Haakon, I suggest that Sandro takes these two questions.

Alessandro Puliti: Okay. Thank you, John. Thank you for the question. So clearly, Saipem7 will remain focused on the offshore drilling since it is a kind of business that is giving great satisfaction to ourselves in terms of margins and in terms of EBITDA. Regarding the onshore engineering activity, the company will remain focused on the new strategy that Saipem set up on the onshore: so very careful acquisition, reducing very much the risking of that activity, limiting the activity where we feel we can really have a competitive advantage and can be strategic for us. So I'm speaking about the sector of – linked to the energy transition mainly.   So means the ammonia, urea and all the fertiliser segment where we can leverage also on the patents, especially on the urea. There is a great request of this kind of plants now. So that's for sure these will be – will remain specialties that the onshore will continue to seek in his portfolio, having always in mind a derisked contractual base for this future activity.

Proposed Combination of Saipem and Subsea7	Monday, 24th February 2025
In the meantime, we will remain concentrated in delivering the backlog on the offshore, not forgetting that another area where we see good possibility remains also LNG and all the carbon capture value chain. Saipem is already the only contractor that can serve the entire value chain of the carbon capture and storage, from capturing the chimneys of the clients transporting CO2 on land and sea. And, as John said, we are now serving several clients for trunklines, for CO2 transportation and sea. And then we can drill the wells to re-inject CO2 for geological storage. Combining with Subsea7, we will be even stronger also in this segment.

There was another part of the question then…

Haakon Amundsen: Yeah, I was just wondering if you could talk about the margins.

Alessandro Puliti: There is margins – yes, there is a margin difference between Subsea7 and Saipem. This is very clearly explained because the Subsea7 is working mainly on the SURF, while Saipem is also very much exposed also to the conventional offshore activity. Speaking about jackets, decks, platforms and shallow water activities, where margins are traditionally slightly lower than the very deep water activity like the SURF. Nevertheless, are very good – there are very good margins in any case.

Haakon Amundsen: Good, thanks.

Operator: Thank you. We will now take our next question. Please stand by. And the next question comes from Mark Wilson from Jefferies. Please go ahead. Your line is now open.

Mark Wilson (Jefferies): Thank you. Good morning, gentlemen and ladies. Can I ask how long these discussions have been in play, perhaps, and if there is any broader energy strategy that underpins this? Also for, for example, where market strategies are in Europe versus the USA? And then indeed, is there a defensive logic here versus a competition you're seeing in the market? Thank you.

John Evans: Thank you, Mark. I'll answer this one. The conversations have taken place over the last few months. As we mentioned earlier in the prepared remarks, we've worked together successfully on projects like Sakarya phase one and phase two in Turkey, in the SURF and conventional business, trunkline business, as well as Seagreen, in the offshore wind. So Sandro and myself and our teams have worked together over a number of years, and it's been a very good working relationship between us. We understand the complementary strengths that we bring.

Proposed Combination of Saipem and Subsea7	Monday, 24th February 2025
The other thing I think that's been important is both companies have recognised that there is an energy transition taking place and have endeavoured to position themselves in these new markets. And that hasn't been without its challenges for both of us as we've been through that process. But again, we're now seeing clarity as to how those markets are working for us and how we can make good returns for our shareholders in it.

I think for us, it was about the ability to bring two very complementary capabilities together and offer that to our clients. That was the main driver of what we were trying to do here, was we could understand the fit between the two companies, and the industrial logic of what we were putting together has stood out for quite some time for both of us.

So that's the background, and that's the reason we're here today, and very proud to announce the combination of the two businesses.

Mark Wilson: Thank you. And if I could add one follow-up, one of your slides shows obviously the Subsea Integration Alliance. Could we ask if there are any exclusivity or restrictions on the company working with SIA or, indeed, other competitors, post-completion?

John Evans: Well, I think we'd expect to see the benefits of the proposed transactions being discussed with our partner at OneSubsea. But there is no real overlap between Saipem and OneSubsea, so we don't really see an issue there. And again, I think we would see that the enlarged business would be a good, attractive partner for the SIA, and that would offer an enlarged scale and capability within both trunklines and SURF and carbon capture. So again, I think that those conversations will take place over the coming months.

Mark Wilson: Okay. Thank you. I'll hand it over. Congratulations.

Operator: Thank you. We will now take our next question. Please stand by. And the next question comes from the line of Martin Huseby Karlsen from DNB Markets. Please go ahead. Your line is now open.

Martin Huseby Karlsen (DNB Markets): Thank you. So expanding on the previous questions, this is for you, John. I'm keen to hear the Subsea7 perspective and strategic rationale for trading your SURF position into a more diversified conglomerate, rather than maintaining the pure play exposure that you have today. Thanks.

Proposed Combination of Saipem and Subsea7	Monday, 24th February 2025
John Evans: Well, I think, you know as we've covered in the main material that we've got here, it's the complementary nature of the fleet, the scaling up that we can become through the size we need to be. The contracts are getting larger, more complex, and for us it's about how do we maximise the returns for our shareholders.

We've spoken many times on our quarterly earnings call about larger fleets, larger capability, larger ability to service our clients is the key to making good margins in this business. And again, bringing this large 60 asset-based fleet together will be very, very good for the clients and for our shareholders.

I think it's very important also to remember that the scale of the offshore engineering and construction business here, it's 69% of the revenue of the combined company and around 83% of the EBITDA of the combined company, as we showed a couple of minutes ago in one of the prepared slides. And so this new company is very, very much an offshore engineering and construction company, fully dedicated to servicing that sector. So for us, it is the scale and capability that comes out of this, plus an absolute understanding that we can work with each other and that we work well with each other. That's why we believe this is very good for both Saipem's shareholders and Subsea7’s shareholders.

Martin Huseby Karlsen: Thank you.

Operator: We will now go – please go ahead with your follow-up question.

Martin Huseby Karlsen: Yes, I have a follow-up for you, John. You will run the Subsea business. Can you share some thoughts on how we should think about the margin expansion potential of such a large fleet that you will be able to run?

John Evans: As I said in the previous answer to you there, Martin, the fleet is about flexibility, about being able to offer our clients good cost solutions. We talked a number of times about the challenges this industry has of moving assets halfway around the world to service different needs. It's the complementary nature of the fleet that we have in place today with Subsea7 and the fleet that Sandro and Saipem have as well. Just trying to make sure that the assets are working in the right place and are servicing the clients as they need is the key to this transaction.

Martin Huseby Karlsen: Thank you. That's all for me.

Proposed Combination of Saipem and Subsea7	Monday, 24th February 2025
Operator: Thank you. We will now take our next question. Please stand by. And the next question comes from Kévin Roger from Kepler Cheuvreux. Please go ahead. Your line is now open.

Kévin Roger (Kepler Cheuvreux): Yes. Hi. Good morning. Thanks for taking the time. And it's mostly, in a way, a follow-up from what we just touched during the Q&A session.

The first one is related to the clients, in a sense. Can you share with us some maybe initial feedback that you received? Because you're going to control a large part of what has been called the key vessels, key enablers over the past year. And you have some clients, such as Petrobras, that tried to create a competitive environment, and you have now two big players merging, and they will control a large part of the key enabler vessels. So what have been the initial feedback, maybe, that you are getting from clients? And don't you feel that some of them will not be maybe a big fan of having one entity controlling vast majority of the fleet? That would be the first one please.

The second one following the one from Mick. Basically, investors will take a, kind of, one-year risk on the backlog, one-year risk of execution, one-year risk of earnings. So depending on how the execution risk moves and potential earnings surprise, is there any adjustment mechanism that you schedule in the merger with, I don't know, player A or player B that makes a warning in six months’ time? And so then you're going to have to adjust the exchange share ratio.

And maybe the next one, sorry for that, but you just mentioned that the company will be very much offshore with 80% of the EBITDA related to offshore activities. So at the end, should we expect that Saipem7 would be like we did on Technip FMC? Meaning that one year after the merger, you're going to have the listing of Subsea7 again with the asset of Subsea – of Saipem? Thanks a lot.

John Evans: As ever, Kevin, many questions here. So, I'll ask Sandro to talk about the discussions he's had with the clients and his long-term view on Saipem7. I can just answer the question you asked about the exchange ratio. The exchange ratio is fixed in the agreement here. And that's what we've fixed in terms of where we're at here. So I'll hand over to Sandro to cover the conversation on clients.

Proposed Combination of Saipem and Subsea7	Monday, 24th February 2025
Alessandro Puliti: Okay. Thank you, John. So clients, we have a starting point. Clients are never happy about how we price our service, because they always want to have a cheaper service. Having said that, the initial feedback we got is a positive feedback, and clearly, I believe that me and John will never be able to stress enough how it is important for clients getting flexibility on fleet utilisation. Having a combined fleet will give us the possibility to be flexible. What does it mean, this? It means that any change of schedule clients, they have to accommodate, will be much easier in a combined fleet than with two different and separate fleets belonging to two different companies.

This will also take out from clients much of the interface risk when we work, for example, under different contracts. So I'm sure the clients will appreciate this very much, because in many projects we are running, then we sign up contracts that then they turn to be executed maybe one year and a half or two years later. And I can assure you that there is always some schedule adjustment. And this is always very difficult if you have a small fleet of vessels, because these introduce a very – rigidity in the system and stiffness in the system, while having a more flexible, if the client tell me, ‘Look, I'm in delay, we might, for example, purchase. And I need you to come two months later,’ with a larger fleet, I'm sure I can accommodate this. With a very small fleet, I have to tell the client, ‘Sorry, two months later I have another job to be done. I can't serve you anymore.’

So they will appreciate this. I believe that that's the key of the benefit of enlarging the fleet and together with ability to offer a complete set of offshore services, from deep water, trunklines, shallow water, we can serve clients in all their needs offshore. I believe that this – I believe that I gave you a bit of colour of what we – on the clients’ feedback.

John, I don't know if you want to continue to answer the following question?

John Evans: Yeah, I think I fully concur with that view that that's the benefits that we will see through an enhanced capability.
The other question for you, Sandro, was your long-term view of Saipem7 and whether or not one day the offshore engineering and construction business would be spun out, was the other question, I think, in that section.

Alessandro Puliti: I believe that for the time being, we are very focused to make it happen and to make it running at best. Future will be always assessed on an opportunistic manner. Whatever it makes sense for our shareholders, we will propose to our shareholders. This is the way we see value creation. But for the time being, I would say we are very fully concentrated to make this business happening.

Kévin Roger: Okay. Thanks a lot for the time.

Operator: Thank you. We will now take our next question. Please stand by. And the next question comes from Alessandro Pozzi from Mediobanca. Please go ahead. Your line is now open.

Proposed Combination of Saipem and Subsea7	Monday, 24th February 2025
Alessandro Pozzi (Mediobanca): Good morning all, and thank you for taking the questions. The first one is on synergies. You mentioned the €300 million. I was expecting a little bit higher, to be honest, but I guess it is just probably a first conservative estimate. Can you give us maybe some more colour on how you arrived to that estimates, the assumptions and whether there is scope for potentially increasing that level of synergies?

The second question is on antitrust. Is there any – how do you see a risk of potential antitrust issues as you go through the merger?

And the final one, just maybe the rationale for the €450 million extra dividend to Subsea7 just before the completion of the merger. Thank you.

John Evans: Thank you. I'll take the synergies, and then I'll hand over to Sandro to cover the antitrust and the extraordinary dividend. We went through a process where each individual company worked out different views on the main areas of synergy. And as we covered previously, we see areas such as procurement, fleet optimisation, sales and marketing, and tendering, and then just process efficiencies across the company would let us work out, after three years, an ongoing annual run rate of synergies. And the two of us were not too far away from the €300 million figure. And that's what we will concentrate on in the first couple of years of putting these two companies together, is to realise those synergies and deliver them. We feel reasonably robust in how those figures have been put together and reasonably aligned in how we go. And I think, again, we will take a sense check one year in, two years in to see how we're doing, but the challenge will be there to deliver the €300 million that we've committed to.

Maybe, Sandro, you want to take the antitrust question?

Alessandro Puliti: Okay. Yes, John. So regarding the antitrust, certainly, we will openly and proactively engage with the regulatory authorities in all relevant country jurisdictions and explain the significant benefits for the customer of the proposed transaction. Clearly, we cannot comment on this stage on the reaction from regulatory authorities.

Then there was another…

Alessandro Pozzi: About the dividend.

Alessandro Puliti: So the dividend. Okay. Saipem will be the surviving entity which will be incorporated in Italy. The CEO of Saipem7 will be put forward by CDP Equity and ENI. And given these terms, the parties have agreed both a special dividend for Subsea7 shareholders prior closing. This is the rationale.

Proposed Combination of Saipem and Subsea7	Monday, 24th February 2025
Alessandro Pozzi: Okay. Very interesting. Thank you.

Operator: Thank you. We will now go to our next question. Please stand by. And the next question comes from Guillaume Delaby from Bernstein. Please go ahead. Your line is now open.

Guillaume Delaby (Bernstein): Yes. Good morning. Most of my questions have been answered, so maybe two residual. The first one is, why now? [Technical difficulties] The cultural complementarities between the two companies which, from my side, were are not obvious. So this is my first question. Why now, and what about the cultural complementarities between the two organisations?

And my second question is regarding Saipem agreement with TechnipFMC for managing the fleet. So I think we should assume that this agreement is dead. Correct? Thank you very much.

John Evans: I'll take the first two questions, and I'll ask Sandro then to talk about the relationship with Technip FMC. I think, why now, well, both companies have seen an improvement in our business performance. We've got increased backlogs, we've reduced our debt levels, and we're both increasing returns to shareholders. I think it's fair to say that under Sandro's leadership, Saipem has definitely turned the corner in its operational and financial performance. And as we've discussed a number of times in this call, the merger now will give some very good synergy effects for both our shareholders and also for our clients as we optimise the fleets and how they get deployed around the world. We see the customers asking a lot of us these days on bigger projects, they're taking lots of different technologies, carbon capture, some of the new energies that we need to get involved in. So again, for us, we thought that with the benefits we could see, as we stand here today with our shareholders and our customers, we thought this was the right time to actually put it together.

Culturally, as you may know my previous history, I spent many years in a joint venture between Subsea7’s predecessor company and Saipem, called European Marine Contractors in my early days. I've always said we're much closer to each other than we both think in terms of how we look at it. We're fiercely proud engineers, project managers and offshore operators. We're fiercely proud of technology. We're technology geeks. We really do like technology and capability. And if you look at the history of our two companies, we've pushed the limits on what you can do in this industry for decades together.

So I think there's a high degree of respect between our employees in both our companies. And so I think when we bring these two companies together, I think, yes, we are different. Anytime you bring any two companies together, you have to recognise the differences. But my view is a lot more about us that's aligned than misaligned.

I'll then maybe hand over to Sandro to cover the question on TechnipFMC.

Proposed Combination of Saipem and Subsea7	Monday, 24th February 2025
Alessandro Puliti: Okay. Thank you, John. So regarding the third, commercial agreement with TechnipFMC. I believe that the answer is very simple. Saipem and Subsea7 will honour all the agreements underwritten prior the closing of the transaction anyway. We are a serious company, so I tend to disagree with the fact that this will be dead, or you should consider it dead. We will honour all the spirit of the agreement until the agreement – until, for sure, the agreement is expiring and all the binding commitment we took with Technip FMC, there is no doubt about that. And they want to be extremely clear, with only one word, and we will honour all we signed before the agreement.

Guillaume Delaby: Okay. Thank you. I'll turn it over.

Operator: Thank you. We will now go to our next question. Please stand by. And the next question comes from the line of Francesco Sala from Banca Akros. Please go ahead. Your line is now open.

Francesco Sala (Banca Akros): Good morning. Thank you for taking my question. Just a couple of questions on the fleet. First of all, I wonder whether the company would keep on having an asset-light strategy.

And secondly, if we should assume that the company will keep on relying on the leased vessels in the mid-term.

And thirdly, I wonder whether the current fleet for the combined entity needs some tweaks or some additions. And if yes, in what segment of the market? Thank you.

John Evans: If I can maybe answer that question. I think the main thing to remember is both companies are very, very busy for the next two to three years, here, in terms of backlog that we both already have. So the fleets that we have today, which are both a combination of owned assets and leased assets, will absolutely continue. And so the model of having a mixture of owned and leased will continue into the new company for certain.

Proposed Combination of Saipem and Subsea7	Monday, 24th February 2025
And then as we've discussed earlier, I think bringing these two fleets together really does help provide our clients with a very complementary capability, different technologies, reeling, J-lay, S-lay, for different ways of installing rigid pipelines. All those capabilities, I think will be within the toolbox of the enhanced company, Saipem7. So I would think that we would start off our journey as a combined company with a pretty rounded fleet, with a good capability in terms of what we need. So that's the way I think we should think about the asset base of the new company we will have moving ahead.

Francesco Sala: Thank you.

Operator: Thank you. We will now take our next question. Please stand by. And the next question comes from the line of Massimo Bonisoli from Equita. Please go ahead. Your line is now open.

Massimo Bonisoli (Equita): Good morning and congratulations for the deal. And thank you for the presentation. Two questions. One on the merger phasing, the second half of 2026 to complete the merger. It seems like a long time. Why so long? And do you think the merger could happen sooner in case?

The second is on synergies. Do you also expect to achieve revenue synergies, including greater pricing power, on very large projects? Thank you.

John Evans: Sandro, do you want to take these two?

Alessandro Puliti: Yes, John. So the question is, why so long? And let's say, I believe that the timetable that was presented by John was a very clear explanation of why it takes so long. So in – mid-2025, we envisaged to achieve a fully term merger agreement. And then at that stage, we will start clearly to engage all the relevant authorities that have to approve the deal, including the antitrust. So second half, 2026, it's a prudent evaluation of the time that we – that will be envisaged to clear and – but that's our best estimate today. If there is any possibility to improve the time, clearly we will let the market know if conditions are so that we can deliver it quicker.

Then the second one was on synergies. We spoke already about synergies, certainly, and we spoke about cost synergies. We didn't brought forward any expected revenue synergies because they're very difficult to be precisely quantified right now. But there will be. We are confident that there will be some revenue synergies coming, really, from the optimisation of our fleet, let's say, because we will have less costs to serve clients, and this will turn into an increased revenue stream for us.

Proposed Combination of Saipem and Subsea7	Monday, 24th February 2025
I believe that John was explaining that, in many situations, to serve a client, for example, we have to cross an ocean with one of our ships crossing the Atlantic, and then we back, crossing it back. With a combined fleet all this transit time can be strongly reduced. And this is turning in a better positioning for us that we can share with the client, not forgetting that the better utilisation of the fleet brings also less emissions. So that's also another benefit that we can get from the overall optimisation, that can be realised by the combined entity.

Operator: Thank you. We will now take our next question. Please stand by. And the next question comes from the line of Victoria McCulloch from RBC. Please go ahead. Your line is now open.

Victoria McCulloch (RBC): Thanks very much for your time. Just a couple remaining for me. So following on from the ‘Why now?’ question, did the resolution of Saipem's issues in Brazil and some of the recent developments in the Thai Oil’s Clean Fuels Project, did that play any role in the announcement coming – in the timing that it has?

And secondly, is there anything that could delay the merger agreement being signed in the middle of this year and that would therefore have a knock-on impact on the 2026 completion? Thanks very much.

John Evans: I think, as we touched on earlier, I think we're very clear that we have a timeline here to get the merger agreement done. We will continue along the path, as I outlined on slide 14, that by the middle of this year, we would be seeking to get the merger agreement done.

Coming to your first question, the main discussion comes around the benefits to our clients of putting these fleets together and the businesses together and the very complementary nature of clients, geographies, technologies, fleets, vessels. That's what's driven this discussion. And that's been at the heart of this discussion. There are other elements. We've looked at them and got to understand them, as we have to do, but it's more to do with there is a very clear industrial logic here that as these projects get larger, the scale gets bigger, the constant push for newer provinces and ultra-deep water is still there, as well as a very, very large conventional business in the Middle East that will continue for many decades ahead.

We've discussed, both of us, from Sandro and myself on our earnings call, that the world has found the energy transition quite difficult, and every country in the world is trying to balance out how much oil, how much gas, how much wind, how much different sources of carbon capture do you bring in. And putting this business together allows us the ability to be able to adapt for the changes that will inevitably occur. And these changes are happening quite quickly in the world today.

Proposed Combination of Saipem and Subsea7	Monday, 24th February 2025
So that was the underlying driver of this whole discussion. There are other elements that have needed to be thought through. But the crux of this is we want to be able to support our clients for many decades ahead. And this combination, we believe, gives us the scale, the balance sheet, the financial power to be able to be here for the very, very long term for what this industry will need.

Victoria McCulloch: Thanks very much. If I could just ask a follow-on to that. In the past, both of you have sought, on some contracts, to seek sort of, I guess, a risk-sharing profile, particularly on large projects or new energy opportunities, as we've discussed – as you mentioned there. How does the deal, from a strategic point of view, or how is your mind-set to large – particularly large, higher risk or lump sum projects, given the enlarged entity? Does that allow you to take on bigger projects, or would you still seek an element of risk sharing for those? Thanks very much.

John Evans: I think I'll just try to close that conversation out. I think I touched on it in one of the earlier questions. I think it's fair to say that both Sandro and I have been very open in the past three years about some of the challenges in sectors like offshore wind. And it's all about taking appropriate risk and reward, and that's what the new company will do, which is exactly what both companies are doing today, is to find the right balance between risk and reward on the work that we do.

We know that the world needs all this stuff building, and we've got to find the right contracting models. And I think, as you've seen with feedback on the wind sector for the industry in general, models are changing, clients are changing the way it's going to be done. We're here to make sure that we make money for our shareholders. And I think for them, we need to get paid an appropriate return for the risks and the balance on the risk and reward that we take. So I am sure that that will continue into the new company because we're not misaligned today on that topic.

Victoria McCulloch (RBC): Thank you.

Operator: Thank you. We will now take our next question. Please stand by. And the next question comes from the line of Sebastian Erskine from Redburn Atlantic. Please go ahead. Your line is now open.

Proposed Combination of Saipem and Subsea7	Monday, 24th February 2025
Sebastian Erskine (Redburn Atlantic): Yeah. Hi there. Good morning, and thanks for taking my questions. Just a few, kind of, follow-ups. I mean, look on the on this merger of equals, this nil premium for Subsea7, I guess I'm curious, are you confident that Subsea7 shareholders will be content with this? I think given where the trading is this morning, given, kind of, some of the differing track records of the business, are you, kind of, happy on the shareholder engagement perspective? And I guess maybe some colour on steps now going forward as you go to your shareholders for, kind of, approval.

And then just a follow-up on the antitrust comments. I mean, obviously Brazil, and it came up at the CMD of Subsea 7, Brazil emerging as a key market for you. I mean, what we're seeing, I guess, with Petrobras is a, kind of, effort pushing back against concentration, particularly in the rigid riser EPCI tenders. I mean, some commentary maybe on the implications of this deal for the Brazilian market specifically, and the relationship with Petrobras, now, obviously, Saipem is, kind of, back in the mix. That would be super. Thanks.

John Evans: I’ll take the Subsea7 shareholder question, and then I'll ask Sandro to take the Brazil and antitrust question. As you know, our key shareholders, Siem Industry, has supported this transaction. And you've heard Kristian early on give his support here. We will be contacting and speaking to our shareholders. But I think the industrial logic and the long-term view of what's possible here with this combination I'm sure will work for both Saipem and Subsea7 shareholders. That's the way we view this.

Kristian touched on it in his prepared remarks. Each of the steps that Subsea7 has been along has always been about long-term shareholder value and creating long-term business capabilities. And I'm sure that Saipem7 will be that part as well. So again, we'll have the dialogues and we will listen attentively and take feedback from our shareholders, but that's how we start that conversation.

And maybe, I know, Sandro, you picked up the antitrust question before, so maybe you just want to either reinforce the message you gave last time or give some additional information.

Alessandro Puliti: Okay. So, on the antitrust, and I understand that there is a more specific Brazil, Petrobras colour, but we will do exactly as we said before. We will engage proactively with the authorities, and we will explain the benefit of the business to customer. And now, clearly, I cannot predict now which will be the reaction. Specifically in Brazil, what I can say is what I see, that in the last years, in the last couple of years, there has been an increased number of contractors participating to tenders issued by Petrobras. So it's true that the combined company will take out one, but it is also true that there are many, and more many than we were used to see in the market. So those are the elements that, together with the other customary information, will be submitted. And then we will deal with that.

Proposed Combination of Saipem and Subsea7	Monday, 24th February 2025
Sebastian Erskine: Thanks very much. And congratulations on the announcement. Thanks.

Operator: Thank you. We have time for two more questions. Please stand by. We will take our next one. And the next one comes from Guilherme Levy from Morgan Stanley. Please go ahead. Your line is now open.

Guilherme Levy (Morgan Stanley): Hi. Good morning, everyone, and congrats on the proposal. My first one, if you could just elaborate on the one-off costs to implement the synergies. I was curious if you can provide us with any breakdown in terms of how much of that might be related to headcount reduction or exit from some offices. If you can provide some colour on that, that would be great. And also when that is expected to take place, if in 2026, just after the completion, or if that could be a little bit more extended to 2027/2028.

And then the second one, just thinking about the shareholder remuneration policy on Saipem7, is there any, sort of, preference in terms of dividends or buybacks? If we take a look at that, at least 40% of free cash flow policy. Thank you.

John Evans: I'll take the synergy question, and then Sandro can enhance a bit on the shareholder returns discussions we've had to date. The synergies for us is really around a three-year programme that will take us to get there. So we would expect to be running at €300 million three years post closure. So if we close in the second half of 2026, we will be achieving those over a three-year period.

Given the, sort of, complementary nature of the business, we don't expect any significant impact on headcount. It's more about offices and yards and consolidation and such like that we need to do; we need to bring two subsystems together. We need to bring our IT links together. A lot of this is logistical and managing changes, plus we're all very busy running a very strong backlog. So again, it's paced to allow us to continue to fully support our clients throughout it. But that's the main takeaway on the cost elements of synergies.

And Sandro, on the shareholder remuneration.

Alessandro Puliti: Okay. Okay, John. We can again stress that following completion of the proposed combination, the combined company is expected to distribute to shareholders at least 40% of free cash flow after repayment of lease liabilities. We have not decided yet on the split between dividends and buyback. This will be – we will retain certain flexibility, and this clearly will be unlocked in due time when clearly we will come to the completion.

Proposed Combination of Saipem and Subsea7	Monday, 24th February 2025
Guilherme Levy: Understood. Thank you.

Operator: Thank you. We will now take our last question. Please stand by. And the last question comes from Christopher Kuplent from Bank of America. Please go ahead. Your line is now open.

Christopher Kuplent (Bank of America): Yeah. Thank you very much. Let me ask a few mop-up questions, if I may. John, you were just answering on synergies.  Just to come back on a timetable for when you expect those implementation costs to hit the accounts, 2026/27 I imagine the bulk of it.

And a quick question on Subsea7, before you complete the merger, does this share exchange ratio effectively mean you are unlikely to buy back any more shares?

And then lastly, again on synergies and on your free cash flow distribution policy, is it fair enough for us to just add the two CAPEX budgets together, or do you expect there to be changes in the combination process? Thank you.

John Evans: I'll ask Mark to answer the question on the share exchange ratio and the free cash flow for Subsea7 going forward, until we close the merger.

In terms of the cost synergies I think the advice we've given is pretty consistent here. From day one of the new company, which will happen at some stage around the second half of 2026, we would start the cost implementation of the synergies. So again, I would model it in that you'll get a part of 2026, all of 2027, all of 2028 and part of 2029 in that, and I think that would be a reasonable way to model the cost at this stage. Closer to the time we'll be able to give you more colour and more detail on that.

And maybe, Mark, you can take the two questions specifically towards Subsea7.

Mark Foley: Yes, thanks, Christopher. The exchange ratio of 6.688 will remain fixed. You will have noted in the communications that we both intend to distribute dividends to our shareholders this year, in 2025, and we've provided expectations for shareholder remuneration next year prior to the completion of the transaction, which would be cash dividends as well. So no share repurchases.

In terms of free cash flow, Subsea7’s CAPEX estimate, which we shared with the market back in November with our third quarter results, remains broadly intact of 2025.

Christopher Kuplent: Thank you. Thanks.

Operator: Thank you very much, this concludes our call.

Proposed Combination of Saipem and Subsea7	Monday, 24th February 2025
Disclaimer

The information contained in this transcript is a textual representation of the Proposed Combination of Saipem S.p.A. (“Saipem”) and Subsea 7 S.A. (“Subsea7”, and together the “Companies”) Conference Call and while efforts are made to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. In no way does Saipem and Subsea7 or any of the companies of their Groups assume any responsibility for any investment or other decisions made based upon the information provided in this transcript. Users are advised to review all publicly available information on the Companies before making any investment or other decisions. The Companies and their representatives will have no liability whatsoever (for negligence or any other cause) for any loss or damage occasioned by the use of this transcript or its contents. In the conference call upon which this transcript is based, the Companies may have made projections or other forward-looking statements regarding a variety of items. Such projections and forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Companies operates, as well as the beliefs and assumptions of the Companies’ management, and therefore are subject to known and unknown risks, uncertainties, assumptions, contingencies and other factors beyond the Companies’ control that are difficult to predict. Therefore, the Companies’ actual results may differ materially and adversely from those expressed or implied in any forward-looking statements. The information and any opinion expressed in this transcript do not constitute an offer or an invitation to subscribe for or purchase any securities.

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This communication and the information contained in it are provided for information purposes only and are not intended to be and shall not constitute a solicitation of any vote or approval, or an offer to sell or solicitation of an offer to buy, or an invitation or recommendation to subscribe for, acquire or buy securities of Saipem, Subsea 7 or the combined company following the proposed merger of Saipem and Subsea 7 (the "Proposed Business Combination Transaction") or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933 (the “U.S. Securities Act”) or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Proposed Combination of Saipem and Subsea7	Monday, 24th February 2025
Forward-looking Statements

This communication contains forward-looking information and statements about Saipem and Subsea7 and their combined business after completion of the Proposed Business Combination Transaction. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Saipem and Subsea7 believe that the respective expectations reflected in such forward-looking statements are reasonable, investors and holders of Saipem and Subsea7 shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Saipem and Subsea7, respectively, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. Except as required by applicable law, neither Saipem nor Subsea7 undertake any obligation to update any forward-looking information or statements.

Important Additional Information about the Proposed Business Combination Transaction

This communication is not a substitute for a registration statement or for any other document that Saipem or Subsea7 may file with the U.S. Securities and Exchange Commission (“SEC”) in connection with the Proposed Business Combination Transaction. In connection with the Proposed Business Combination Transaction, Saipem and Subsea7 are filing relevant materials with the SEC, which, to the extent Saipem's shares will be required to be registered under the U.S. Securities Act, may include a registration statement on Form F-4 that contains a prospectus. If an exemption from the registration requirements of the U.S. Securities Act is available, the shares issued in connection with the Proposed Business Combination Transaction will be made available within the United States pursuant to such exemption and not pursuant to an effective registration statement on Form F-4.

SAIPEM AND SUBSEA7 URGE INVESTORS AND SHAREHOLDERS TO READ ANY SUCH REGISTRATION STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SAIPEM AND SUBSEA7, THE PROPOSED BUSINESS COMBINATION TRANSACTION AND RELATED MATTERS.

Proposed Combination of Saipem and Subsea7	Monday, 24th February 2025
Investors and shareholders can obtain free copies of the prospectus and other documents filed by Saipem and Subsea7 with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Shareholders of Subsea7 are urged to read the prospectus, if and when available, and the other relevant materials when they become available, as well as any supplements and amendments thereto, before making any voting or investment decision with respect to the Proposed Business Combination Transaction and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.

Use of Non-IFRS Financial Measures

This communication includes certain non-IFRS financial measures with respect to Saipem and Subsea7, including EBITDA and Net debt. These unaudited non-IFRS financial measures should be considered in addition to, and not as a substitute for, measures of Saipem’s and Subsea7’s financial performance prepared in accordance with IFRS. In addition, these measures may be defined differently than similar terms used by other companies.

Presentation of Financial Information

This communication includes financial data regarding Saipem and Subsea7 and the combination of Saipem and Subsea7. The presentation of information in any registration statement that Saipem may file with the SEC may be different than the financial data included herein as the financial data included in any registration statement will be required to comply with the rules and regulations of the SEC. Further, any financial data contained herein representing the combination of Saipem and Subsea7 has not been prepared in accordance with the rules and regulations of the SEC, including the pro forma requirements of Regulation S-X. Accordingly, pro forma financial data contained in any registration statement filed with respect to the Proposed Business Combination Transaction may differ from the pro forma financial data contained herein, and such differences may be material. Any combined company financial data presented herein is presented for informational purposes only and is not intended to represent or be indicative of the actual consolidated results of operations or financial position that would have been reported had the Proposed Business Combination Transaction been completed as of October 1st, 2024, and should not be taken as representative of the companies’ future consolidated results of operations or financial position had the Proposed Business Combination Transaction occurred as of such date. These estimates are based on financial information available at the time of the preparation of this communication.